Exhibit 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENTS OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Six Months Ended June 30,		For the Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Earnings:
Income before provision for income taxes	$82.1	$93.5	$39.9	$181.9	$177.5	$216.0	$179.7
Add:
Fixed charges	19.3	16.1	34.7	23.7	23.7	24.8	25.1

Total earnings	$101.4	$109.6	$74.6	$205.6	$201.2	$240.8	$204.8

Fixed charges:
Interest expense	$15.5	$12.9	$27.7	$19.6	$19.0	$19.9	$20.2
Rental interest factor	3.8	3.2	7.0	4.1	4.7	4.9	4.9

Total fixed charges	$19.3	$16.1	$34.7	$23.7	$23.7	$24.8	$25.1

Ratio of earnings to fixed charges	5.3:1	6.8:1	2.1:1	8.7:1	8.5:1	9.7:1	8.2:1